UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            GALAXY ENERGY CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   36318B 10 6
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36318B 10 6                                                PAGE 2 OF 4

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS              MARC A. BRUNER

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [x]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                    12,628,354
  BY EACH REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                       0
                       ---------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      12,628,354
                       ---------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      0
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       12,628,354
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       25.1%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 36318B 10 6                                                PAGE 3 OF 4


ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Galaxy Energy Corporation ("Galaxy"), par value $0.001. The address of the principal executive office of Galaxy is 1001 Brickell Bay Drive, Suite 2202, Miami, Florida 33131.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Mr. Marc A. Bruner. Mr. Bruner's address is 29 Blauenweg, Metzerlen 4116 Switzerland.

Mr. Bruner is principally employed as the chairman of the board of Gasco Energy, Inc., 14 Inverness Drive East, Suite H-236, Englewood, Colorado 80112.

During the last five years, Mr. Bruner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Bruner is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Bruner and entities he controls, Resource Venture Management and Bruner Group, LLP, were stockholders of Dolphin Energy Corporation, which was acquired by Galaxy on November 13, 2002. As a result of that acquisition, shares of Dolphin Energy stock were exchanged for shares of Galaxy stock.

On February 28, 2003, Resource Venture Management ("RVM"), an entity owned by a founder of the Company, agreed to convert its outstanding debt at November 30, 2002 in the amount of $233,204 plus management fees for the period December 1, 2002 to February 28, 2003 in the amount of $90,000, to 323,204 shares of the Company's common stock, valued at $1.00 per share.

Mr. Bruner and Resource Venture Management were stockholders of Pannonian International, Ltd., which was acquired by Galaxy on June 2, 2003. As a result of that acquisition, shares of Pannonian International were exchanged for shares of Galaxy.

On September 24, 2003, Mr. Bruner purchased a Galaxy convertible debenture and warrants for $200,000.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Bruner presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Mr. Bruner will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of January 31, 2004, Mr. Bruner owned of record 2,363,252 shares of Galaxy's common stock. In addition, Mr. Bruner owned of record a debenture which is convertible into 338,983 shares of Galaxy common stock and warrants to purchase a total of 203,390 shares of Galaxy common stock. Mr. Bruner's company, Resource Venture Management, owned of record 5,222,729 shares, and Bruner Group, LLP, a Colorado limited liability partnership of which Mr. Bruner is the managing partner, owned of record 4,500,000 shares. Accordingly, at June 2, 2003, Mr. Bruner beneficially owned 12,628,354 shares, which represented 25.1% of the class.

CUSIP NO. 36318B 10 6                                                PAGE 4 OF 4

(b) As of January 31, 2004, Mr. Bruner had the sole power to vote and dispose of 12,628,354 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Bruner did not have any transactions in Galaxy common stock, except for the transactions described above in Item 3.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Bruner, except for the other partners of Bruner Group, LLP to the extent of 4,500,000 shares.

(e) Mr. Bruner continues to be the beneficial owner of more than five percent of the outstanding common stock of Galaxy.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Bruner has entered into a Stock Restriction Agreement with Darrell Hawkins, Stephen Edward Bruner, Carmen J. Lotito, Alan Shane Bruner, and Marc Edward Bruner in which the parties have agreed not to sell their shares of Galaxy common stock without the prior written consent of each other party, subject to certain limitations. The parties have also agreed to consult and confer with the other parties in exercising any voting rights.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Stock Restriction Agreement (previously filed).


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2004                          /s/ MARC A. BRUNER
                                    --------------------------------------------
                                    Marc A. Bruner